Exhibit 99.2

CONSENT OF QUALIFIED PERSON

301-121 Research Drive,

Saskatoon, SK S7N 1KS

Canada

I, Paul O’Hara, P.Eng., consent to the public filing of the technical report titled “Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Pre-feasibility Study”, dated 5 November 2018, (the “Technical Report”) by NexGen Energy Ltd. (“NexGen”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release entitled “NexGen Announces 64% Increase In Average Annual After-Tax Cash Flow In Pre-Feasibility Study, After Tax NPV Of $3.7bn, 43% Increase In Indicated Resources, And Initiates The Largest Drill Campaign In Company's History To Expedite Arrow To Feasibility”, and dated 5 November 2018 (the “news release”).

I certify that I have read the news release being filed by NexGen and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 20 December, 2018

“Signed and sealed”

Paul O’Hara, P.Eng.

Wood Canada Limited 301 – 121 Research Drive, Saskatoon, SK T-306-477-1155	www.woodplc.com